

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

October 5, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ING Groep N.V., under the Exchange Act of 1934.

- 4.100% Fixed Rate Senior Notes due 2023

- 4.550% Fixed Rate Senior Notes due 2028

- Floating Rate Senior Notes due 2023

Sincerely,

An Intercontinental Exchange Company